Exhibit 99.1

Press Release

For immediate release

CBL INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liabilities)

(NASDAQ: BANL)

CBL Appoints Mr. Yuan He to Board of Directors

KUALA LUMPUR, November 19, 2025 — CBL International Limited (NASDAQ: BANL) (the “Company” or “CBL”), the listing vehicle of the Banle Group (“Banle” or “the Group”), a leading marine fuel logistics company in the Asia-Pacific region, is pleased to announce the appointment of Mr. Yuan He to its board of directors, effective December 1, 2025.

Mr. Yuan He has been serving as senior vice president of the Company and its predecessor entity since the inception of the Group in 2015. He is primarily responsible for the bunkering business division and the Group’s management and strategic development. With over 17 years of experience in the oil and gas-related industries and business management, Mr. He plays a pivotal role in positioning the Group as a key player in the competitive marine fuel logistics market. He holds a bachelor’s degree in engineering and a master’s degree in science from the University of Wollongong, Australia.

Dr. Teck Lim Chia, Chairman and CEO of CBL International Limited, stated, “I am pleased to welcome Mr. Yuan He to the CBL Board. As a longstanding member of our senior leadership team, his extensive experience in the oil and gas sectors and his proven record in business management will be a significant asset to the Board. His appointment to the Board formalizes his long-standing strategic contributions and reflects our commitment to strengthening the Company’s governance structure and ensuring we are well-positioned to continue expanding our footprint and seizing emerging opportunities in the marine fuel and logistics sectors.”

About the Banle Group

CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistics company based in the Asia Pacific region that was established in 2015. We are committed to providing customers with a one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry. We facilitate vessel refueling mainly through local physical suppliers in 65 major ports covering Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Panama, the Philippines, Singapore, Taiwan, Thailand, Turkey and Vietnam. The Group actively promotes the use of sustainable fuels and has been awarded the ISCC EU and ISCC Plus certifications.

For more information about our Company, please visit our website at: https://www.banle-intl.com.

CBL INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liabilities)

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com

Strategic Financial Relations Limited

Shelly Cheng	Tel: (852) 2864 4857
Iris Au Yeung	Tel: (852) 2114 4913
Email: sprg_cbl@sprg.com.hk